EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended March 31, 2007

Income before provision for income taxes and fixed charges (Note A)	$99,790,677

Fixed charges:
Interest on long-term debt	$26,953,204
Interest on short-term debt	2,928,770
Interest on note payable to securitization trust	4,250,000
Other interest	1,046,315
Rental expense representative of an interest factor (Note B)	115,162

Total fixed charges	35,293,451

Ratio of earnings to fixed charges	2.83	x

NOTE A:     For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:      One-third of rental expense (which approximates the interest factor).